Exhibit 99.1

vedanta

Vedanta Limited

(formerly known as Sesa Sterlite Ltd.)

Q2 FY2017 Results

28 October 2016

Results conference call details are on the last page of this document

Cautionary Statement and Disclaimer vedanta

The views expressed here may contain information derived from publicly available sources that have not been independently verified.

No representation or warranty is made as to the accuracy, completeness, reasonableness or reliability of this information. Any forward looking information in this presentation including, without limitation, any tables, charts and/or graphs, has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by Vedanta Resources plc and Vedanta Limited (formerly known as Sesa Sterlite Ltd.) and any of their subsidiaries. Past performance of Vedanta Resources plc and Vedanta Limited (formerly known as Sesa Sterlite Ltd.) and any of their subsidiaries cannot be relied upon as a guide to future performance.

This presentation contains ‘forward-looking statements’ – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as ‘expects,’ ‘anticipates,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ or ‘will.’ Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a environmental, climatic, natural, political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. We caution you that reliance on any forward-looking statement involves risk and uncertainties, and that, although we believe that the assumption on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statement based on those assumptions could be materially incorrect.

This presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities in Vedanta Resources plc and Vedanta Limited (formerly known as Sesa Sterlite Ltd) and any of their subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision.

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 2

Contents vedanta

Section Presenter Page

Strategic Update Tom Albanese, CEO 4

Financial Update Arun Kumar, CFO 10

Business Review Tom Albanese, CEO 19

Appendix 28

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 3

vedanta

Strategic Update

Tom Albanese

Chief Executive Officer

Safety and Sustainability

Health, Safety and Environment

- Building a Zero Harm Culture
  - Line Leadership coaching programme in progress
  - Interactions with business executive leadership on accountabilities and support for line leaders
- Understanding and implementing control towards non routine and critical jobs
  - Zero Fatality in Q2
  - Zero "higher category" (Cat# 4&5) environmental incidents
  - Tailings management: External assessment completed for priority tailing and ash storage structures
- Resources efficiency, process innovation and technological interventions
  - Group-wide initiative on promoting innovation launched: "Eureka – Waste to value"
  - High focus on energy and water conservation
  - Vedanta Carbon Forum structure and mandate under discussion for development and implementation of carbon reduction strategy

Social Licence to Operate

- International framework and best practices
  - Public statement on UK Modern Slavery Act released and training conducted for commercial departments across the group
- 100 Model *Anganwadi's* (childcare centers) completed

LTIFR *(per million man-hours worked)*



0.89
0.52
0.41
0.43
0.49
0.47
FY2012
FY2013
FY2014
FY2015
FY 2016
H1 FY2017

Note: FY2016 onwards numbers higher due to adoption of ICMM 2014 methodology

Water consumption and Recycling rate



23.5%
25.3%
27.0%
156
200
82
FY2015
FY2016
H1 FY2017
Consumption (million m³)
Recycling rate

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION
5

Delivering on all fronts vedanta

Ramping up production as guided

- Focus on ramp-up at Aluminium, Power and Iron ore

- On track for higher production in H2 at Zinc India

Higher FCF driving deleveraging

- Strong EBITDA margin at 39%

- Continued focus on cost optimization and FCF generation

Commodity prices have stabilized from lows of early 2016

- Fundamentals have improved, though global macro uncertainties remain

Focus on creating long-term value for shareholders

- Group simplification: Vedanta Ltd - Cairn India merger approved by shareholders

- Expected to be completed by Q1 CY2017

Low-capex organic growth being pursued

- Production ramp-up’s, Gamsberg zinc project, and next set of O&G opportunities at the Rajasthan block

India is the fastest growing major economy in the world

- Vedanta is well-positioned to benefit from this growth

Focus on free cash flow driving deleveraging

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 6

Q2 FY2017 Results Highlights

Q2 FY2017 Results Highlights

Operations: Production ramp-up on track

- Aluminium: Smelters continue to ramp-up, production run-rate of 1.1mtpa (excluding trial run) and 1.2mtpa (including trial run)
- Power: TSPL 3rd unit capitalized; overall plant availability at 77%
- Zinc India: Mined metal production up 51% q-o-q, H2 expected to be significantly higher than H1 as per the mine plans
- O&G: Strong production at Rajasthan, Mangala EOR 24% higher q-o-q; blended cost down 10% q-o-q
- Iron ore: Mining and shipment from Goa resumed post monsoon

Corporate:

- Vedanta Ltd. - Cairn India merger approved by shareholders; expected to complete in Q1 CY2017

Financial: EBITDA & PAT highest in seven quarters

- Strong EBITDA and EBITDA margin, reflecting benefits from higher commodity prices and cost optimization
- Delivered cumulative cost and marketing savings of $421 mn over last eighteen months
- Net debt lower by c. Rs.2,260 crore in Q2
- Attributable PAT at Rs 1,252 crore, 17% higher y-o-y and 104% higher q-o-q
- Contribution to exchequer of c. Rs. 13,000 in H1 FY2017
- Interim Dividend of Rs. 1.75/share

Group EBITDA mix


Q2 FY2017
2%
8%
8%
9%
50%
22%
Q2 FY2016
0%
13%
7%
3%
53%
23%
Zinc
Oil & Gas
Aluminium
Power
Copper
Iron Ore

Key Financials

In Rs. Crore	Q2 FY17	Q2 FY16	Q1 FY17
EBITDA	4,640	4,281	3,543
Attributable PAT[1]	1,252	1,119	615
Group EBITDA Margin[2]	39%	34%	32%
Divisional EBITDA			
Zinc - India	1,979	2,139	1,074
Zinc – Intl.	339	149	249
Oil & Gas	1,039	973	794
Iron Ore	105	7	373
Copper - India	370	554	441
Aluminium	421	138	266
Power	380	296	343
Others	7	25	3

Notes: 1. Before exceptional items
2. Excludes custom smelting at Copper and Zinc India operations

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 7

Aluminum, Power and Iron Ore ramping up vedanta

Aluminium production (kt)

Q4’16 Q1’17 Q2’17 Q4’17e

TSPL Production (mn units)

Q4’16 Q1’17 Q2’17 Q4’17e¹

1 At 80% availability

Goa Iron ore production (mn tonne)

Monsoon season in Goa

Q4’16 Q1’17 Q2’17 Q3’17e

Aluminium production Q2 exit run rate of 1.2mtpa

- Impacted by pot outages at Jharsuguda and BALCO, but no significant change in full year guidance

TSPL 3rd unit capitalized, overall plant availability at 77% in Q2

Goa iron ore production scaled to 40% of allocated capacity in Q1; mining and shipping restarted post monsoon in end-Sept

- Expect to achieve full annual allocated capacity of 5.5mt at Goa in Q3

On track to deliver significant EBITDA growth in FY2017

Ramp-up’s are generating higher free cash flow and enabling deleveraging

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 8

Vedanta: Benefits of diversification and resilient margins vedanta

Vedanta’s diversified portfolio significantly reduces volatility

Aluminium Zinc Copper Iron Ore 62% Silver Brent Oil VED commodity Basket¹

Commodity prices

(01 Jan 2016 = 100)

160 150 140 130 120 110 100 90 80 70

48% 40% 34% 33% 27% 11% 1%

Vedanta commodity Basket1

Jan-16 Mar-16 May-16 Aug-16 Oct-16

Source: Company filings, Bloomberg

1. Vedanta Limited Commodity Basket is a weighted average of commodity prices, weights are based on actual FY2016 revenue mix. Copper India revenues based on realized Tc/Rc’s.

Strong margins through market volatility

EBITDA Rs. Crore

Zinc Oil & Gas Aluminum Power Copper Iron ore Group EBITDA margin²

5,000 4,000 3,000 2,000 1,000 0

32% 34% 26% 29% 32% 39%

Q1’16 Q2’16 Q3’16 Q4’16 Q1’17 Q2’17

2. Excludes custom smelting at Copper and Zinc India operations

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 9

vedanta

Financial Update

Arun Kumar

Chief Financial Officer

Q2 Financial Highlights vedanta

EBITDA up 31% q-o-q and 8% y-o-y; strong EBITDA margin of 39%

Driven by strong operating performance and higher commodity prices

EBITDA and Attributable PAT highest in last seven quarters

Strong Free Cash Flow post capex of c. Rs. 2,600 crore

Continued deleveraging, net debt lower by c. Rs. 2,260 crore

Rs. Crore or as stated Q2 FY2017 Q2 FY2016 Change Q1 FY2017 Change

EBITDA 4,640 4,281 8% 3543 31%

EBITDA margin1 39% 34% - 32% -

Attributable PAT 1,252 1,069 17% 615 104%

EPS (Rs./share) 4.22 3.61 17% 2.07 104%

Gross Debt3 66,794 68,333 (2%) 66,519 -

Cash 54,833 58,716 (7%) 52,299 5%

Net Debt 11,961 9,617 24% 14,220 (16%)

Net Debt/EBITDA2 0.8 0.5 1.0

Net Gearing3 13% 9% 15%

Debt/Equity3 0.8 0.7 0.8

Notes: 1. Excludes custom smelting at Copper India and Zinc-India operations

2. Based on last 12 months EBITDA

3. Debt excludes operational buyer’s credit (Rs. 10,276 Crore at 30 Sept 2016, Rs.10,434 Crore at 30 Jun 2016, Rs 10,886 Crore at 30 Sep 2015), now classified as Trade Payables under Ind AS (inline with IFRS).

Previous period figures have been re-grouped and re-arranged

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 11

EBITDA Bridge vedanta

Q2 FY2017 vs. Q1 FY2017

(In Rs. Crore)

Zinc and Lead 443

Brent Discount 108

Aluminium 72

Metal Premiums (11)

Others 10

Zinc 379

Oil & Gas 85

Power 70

Aluminium 55

Iron ore (264)

Others 8

3,543 622 37 27 1 11 4,143 333 161 38 35 4,640

Market & Regulatory

Rs. 600 crore

Operational

Rs. 532 crore

Q1 FY 17

LME, Brent and Premiums

Input Commodity Deflation

Currency

Regulatory

Profit Petroleum

Adjusted EBITDA

Volume

Cost & Marketing Initiatives

Cost base & technology

Others1

Q2 FY 17

Note:1. Others include one time provision reversal at Zinc India offset by lower EBITDA from ancillary business, other items.

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 12

Cost Savings and Marketing Initiatives vedanta

Achieved cumulative savings of $421 mn in last 18 months

$391 mn in Cost and Marketing savings

$30 mn in capex savings

1,000+ initiatives across businesses being implemented

Sourcing and logistics

Leveraging technology in logistics and quality controls in fuels and commodities

Haulage capacities, third party logistics management

Re-engineering and re-negotiations

Tail-end contracts rationalization and outsourcing

Polymer re-negotiation

Innovative technologies (e.g. alternate fuel)

Supplier Relationship Management and Sales & Operations Planning

Cost and marketing savings program ($mn)

250 171 421 1,300

FY’16 H1’17 Cum. to date Target: H1 FY2019

Savings in each period is over cost base of FY2015

Segment -wise contribution of savings ($421mn)

17%

8%

7% 60%

8%

Aluminium & Power Iron Ore Copper Zinc Oil & Gas

Cumulative savings of US$1.3 bn expected to be achieved by H1FY2019

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 13

Income Statement

vedanta

- **Depreciation**
  - Higher q-o-q on account of capitalization of new capacities at Aluminium and Power
  - Flat y-o-y as capitalization of new capacities at Aluminium and Power offset by lower depreciation at Cairn (lower volumes) and closure of Lisheen
- **Finance cost**
  - Higher q-o-q on capitalization of new capacities at Aluminium and Power, and increase in % of INR borrowings, partly offset by declining interest rates
  - Flat y-o-y as capitalization of new capacities at Aluminium and Power offset by change in methodology of expensing interest for Jharsuguda-II smelter
- **Other income**
  - Higher q-o-q as higher MTM gain on investments
  - Lower y-o-y on account of lower investment corpus due to special dividend by HZL
- **Taxes**
  - Tax rate of 20% (excluding DDT) in line with guidance

In Rs. Crore	**Q2 FY'17**	**Q2 FY'16**	**Q1 FY'17**
EBITDA	4,640	4,281	3,543
Depreciation	(1,529)	(1,527)	(1,514)
Finance Cost	(1,450)	(1,446)	(1,393)
Other Income	1,252	1,336	1,115
Profit Before Taxes	2,940	2,698	1,648
Taxes (Exc. DDT)	(575)	(356)	(434)
Taxes - DDT	(87)	(195)	(57)
Profit After Taxes	2,278	2,058	1,157
Attributable PAT	1,252	1,069	615
Minorities %	45%	48%	47%

Note: Exceptional items in Q2FY 2017 & Q1FY 2017 were nil. Q2FY 2016 numbers are post exceptional items of Rs 90 Crore.

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION

14

Net Debt for Q2 FY 2017 vedanta

(In Rs. Crore)

30,000

25,000

20,000

15,000

10,000

5,000

-

24,654 10,434

FCF Post Capex Rs. 2,613 Crore

14,220 4,022 228 542 275 1,448 68 272 14 11,961

Net Debt 30 June 2016

Operational Buyer’s Credit Ind AS Adj1

Net Debt 30 June 2016

Cash Flow from Operations

WC movements

Debtors & Creditors Cycle

Sustaining Capex

Project Capex

DDT

Dividend

Translation Profit/ Loss and Others

Net Debt 30 Sep 2016

Notes:1. Operational buyer’s credit of Rs. 10,434 Crore as at 30th Jun 2016 is now classified as Trade Payable under Ind AS (inline with IFRS).

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 15

Optimising Capex to drive Cash Flow Generation vedanta

Prioritised capital to high-return, low-risk projects to maximise cash flows

Capex for FY 2017 expected to be $0.8bn ($1bn earlier)

Zinc: Zinc India c.$250mn, Zinc Intl c.$130mn

FY 2018 capex guidance at $0.8bn

$0.25bn for Zinc India

$0.26bn for Zinc International

$0.2bn for Gamsberg project

c.$70mn for Skorpion pit expansion

$0.2bn for Aluminium and Power

$0.1bn for O&G, with optionality of additional $0.15bn for further projects (RDG Phase II, Aishwariya & Bhagyam EOR and Aishwariya Barmer Hill)

Growth Capex Profile and Free Cash Flow pre capex - $bn

Oil & Gas Capex Zinc Capex

Al & Power Capex Free Cash Flow (pre-capex)

0.6

0.2

0.2

0.2

2.4

0.4

0.2

0.1

[VALUE]

0.7

0.4

0.1

0.3

0.1

0.8

0.2

0.5

0.1

FY2016 H1 FY2017 H2 FY2017e FY2018e

Note: Above guidance excludes capex flexibility for Lanjigarh refinery expansion and Tuticorin smelter

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 16

Balance Sheet and Maturity Profile

Maturity Profile of Term Debt ($8.8bn)

(as of 30th September 2016)



Subsidiaries
Standalone
2.2
0.5
1.6
1.7
0.7
1.0
1.7
0.7
1.1
0.9
0.3
0.6
1.1
0.3
0.8
1.2
0.5
0.7
FY2017
FY2018
FY2019
FY2020
FY2021
FY2022 & Later

External term debt of $8.8bn ($5.8bn at Standalone and $3bn at Subsidiaries)
Maturity profile shows external term debt at face value (excludes working capital of $0.5bn, inter-company debt from Vedanta plc of $0.4bn and short term borrowing of $0.3bn at HZL)

FY2017 maturities of $2.2bn are a combination of short-term debt, and term debt:

- Access to diversified sources of funds: c.$0.23bn debt refinanced at reduced cost and for longer tenor through INR NCD's in Sept and Oct.
- Focus on deleveraging the balance sheet during the year through internal accruals and working capital release

Debt breakdown as of 30 Sept 2016	(in $bn)
External term debt	8.8
Working capital	0.5
Short term borrowing at HZL	0.3
Inter company loan from Vedanta Plc	0.4
Total consolidated debt	**10.0**
Cash and Liquid Investments	**8.2**
Net Debt	**1.8**

- Strong credit profile: CRISIL (subsidiary of S&P) credit rating at AA- with Stable outlook
- Repaid $0.6bn of Intercompany loan to Vedanta plc in July 2016
- Strong liquidity: Cash and liquid investments of $8.2bn and undrawn committed lines of $0.45bn

Debt excludes operational buyer's credit of $1.5bn at 30 Sept 2016, now classified as Trade Payables under Ind AS (inline with IFRS).

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 17

Financial Priorities leading to a stronger Balance Sheet vedanta

Disciplined Capital Allocation: Optimising capex, focus on FCF

Ramp-ups at Aluminium, Power and Iron ore to generate significant cash flows

Continued optimization of Opex and Capex

Deleveraging; Strong Liquidity Focus

Continued reduction in debt

Strong Liquidity Focus: Cash and Liquid Investments of c.$8.2bn and undrawn committed facilities of $0.45bn

Debt being refinanced at longer maturities and lower interest cost

Cost Savings

Delivering on savings program

Cost in 1st/2nd quartile of cost curve across all businesses

Long Term Shareholder Value

Group Simplification: Vedanta Ltd – Cairn India merger to complete in Q1 CY 2017

Dividend policy expected to be announced this fiscal year, following completion of merger with Cairn India

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 18

vedanta

Business Review

Tom Albanese

Chief Executive Officer

Zinc: Fundamentals supporting performance vedanta

CY2016 Global Zinc Cost curve

US$/t

2,000

1,700

1,400

1,100

800

500

Hindustan Zinc

Gamsberg expected cost

Zinc Intl

0% 25% 50% 75% 100%

Source: Wood Mackenzie

Global Refined Zinc in deficit (kt)

1200

1000

800

600

400

200

0

-200

-400

-600

-800

2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020

Source: Wood Mackenzie LTO Q4 2016

Global Zinc concentrate deficit supporting zinc prices (kt)

800

600

400

200

0

-200

-400

-600

-800

Brunswick closed

(250 ktpa)

Perseverance

closed (100 ktpa)

Century closure

(500ktpa)

Lisheen closure

(160 ktpa)

Dugald River

(210 ktpa)

Gamsberg

(250ktpa) to commence

Pomorzany closure

(70ktpa)

Bracemac McLeod closure (80ktpa)

2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020

Source: Wood Mackenzie LTO Q4 2016

Refined Zinc inventory (mt) at 6 year low

1.8

1.5

1.2

0.9

0.6

0.3

0.0

2,800

2,500

2,200

1,900

1,600

1,300

1,000

Jul-10 Oct-11 Jan-13 Apr-14 Jul-15 Oct-16

LME SHFE Zinc LME $/t (RHS)

Source: Bloomberg

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 20

Zinc India

Q2 Results

- Metal in concentrate(MIC) production at 192kt, 51% higher q-o-q as per the mine plan
- Refined zinc production at 149kt, in line with MIC
- 1st quartile position on global cost curve

Projects

- RAM U/G main shaft crossed 920mtrs against final depth of 950mtrs; winder erection at advanced stage of completion and pre-equipping work of main shaft commenced
- RAM open pit Stage V: Limiting incremental pit depth to 30 mtrs vs. earlier plan of 50 mtrs, to mitigate pit wall challenges and significantly reduce waste-ore ratio
  - Ore production is now being accelerated to complete by March 2018
- SK mine: On track to expand mine from 3.75mtpa to 4.5mtpa; head gear erection of main shaft commenced and development work is progressing well

Outlook

- FY2017 mined metal production to be higher than previous year
  - H2 to be substantially higher than H1
- FY2017 silver production to be 475-500 tonnes
- Zinc CoP to remain stable compared to last year
  - H2 COP to be lower than H1

Rampura Agucha Mine – Longitude Vertical Section


+13mRL
-80mRL
-130mRL
Present Working
Main Shaft
South Shaft
North Shaft
-805mRL
Current Pit
Stage-5 Pit
Current UG mine design
Planned UG ventilation design
Planned UG mine design

Proportion of Underground Production increasing (% of MIC)


Open Pit
Underground
40%
60%
39%
61%
77%
23%
60%
40%
FY2015
FY2016
1H FY2017
FY2017e

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION
21

Zinc International

Skorpion and Black Mountain

Results

- Quarterly production of 39kt
  - Skorpion metal production at 23kt, driven by higher grades and better recoveries
  - Production of 16kt at BMM, impacted by shutdown
- Q2 CoP at $1,446/t mainly on lower production volumes at BMM

Outlook

- Skorpion pit extension: Plan to start early CY17, potential to increase mine life by 2 years
- FY2017 volume expected at 170-180kt
- H2 CoP expected at c.$1,200/t: cost saving initiatives focused on reduction in overall spend base and efficiencies



Pre-stripping at Gamsberg

250kt Gamsberg Project: First ore production by mid-CY2018

Feasibility Study	Construction	Ramp-up	Full production
▪ DFS Completed in Sept 2014 ▪ All regulatory approvals received ▪ Board Approval Nov 2014	▪ First Blast – Jul 2015, 11mt of waste excavated ▪ Capex estimated at $400mn vs original $630m ▪ Contractors and EPC vendors are finalized ▪ Major order placements in process	▪ First ore production in mid 2018 ▪ 9 to 12 months to ramp-up to full production	▪ Full capacity production of 250kt by end-FY2019 ▪ CoP expected at $1,000-1150/t

Gamsberg is a large, high return project


Project NPV ($mm)
Project IRR

Source: Wood Mackenzie as of June 2016; zinc/lead projects with an NPV > $400m (10% WACC)

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION

22

Oil & Gas vedanta

Results

Mangala EOR, world’s largest polymer program

– EOR production reached 52 kboepd, 24% higher q-o-q

– Rajasthan production stable at 168 kboepd in Q2

RJ water-flood cost at $3.9/boe down 12% q-o-q, lowest in last 10 quarters; blended cost at $5.8/boe, down 10% q-o-q

RDG Gas: Phased ramp-up

Phase-1: 8 new wells brought online, post completion of the 15-well hydro-frac campaign

– Q2 production of 33 mmscfd

– 40-45 mmscfd by H1 CY2017

Phase-2: Tendering for new gas processing terminal and rig underway

– Gas production of 100 mmscfd and condensate production of 5kboed by H1 CY2019

Progress on key oil projects

Improved economics of Bhagyam and Aishwairya EOR

– Aishwariya EOR: Total cost reduced by c.21%; FDP for 15 mmbbls [to be submitted]

– Bhagyam EOR: Total cost by c.17%; revised FDP for 45 mmbbls to be submitted to JV partner in H1 CY 2017

Aishwarya Barmer Hill: 15-20% reduction in capex of $300mn for 30 mmbbls, production from Phase-1 expected by the end of current fiscal year

Outlook

Rajasthan FY2017 production expected broadly at FY2016 level

Maintenance shutdown at MPT in Q3 FY2017

FY 2017 net capex of $100mn (80% Development, 20% Exploration)

FY 2018 net capex estimated at $100m with optionality of additional $150mn for key projects

Rajasthan: Barmer Hill Drilling Activity

Rajasthan: Mangala Processing Terminal

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 23

Aluminium vedanta

Smelters continue to ramp-up, partially impacted by pot outages

Record quarterly production at 296kt

Ramp-ups impacted by pot outages

– Jharsuguda-II: 168 pots impacted, 26 pots re-started in Oct and balance being rectified

– BALCO-II: 167 pots impacted, expected to restart by Q4

Jharsuguda 1,800MW sales lower due to weak power market

Lanjigarh refinery: 2nd stream commenced in Q1; Q2 alumina production of 300kt

Aluminium CoP at $1,462 in Q2, marginally lower q-o-q due to lower power and other costs, offset by significantly higher market price for alumina

MJP Ingot premium remained low in Q2 at $75; lower production of value added products

Outlook

FY 2017 production of c. 1.1mn tonnes (excl. trial run)

– Exit run rate of 1.1mtpa in end-Sept 2016

– 1.25mt Jharsuguda smelter (4x313kt): 2nd line ramp-up in progress; 3rd line ramp-up to commence in November; 4th line under evaluation

– Lanjigarh refinery to progressively ramp-up to produce 1.4mt; exit run rate of 1.2mtpa in end-Sept 2016

CoP estimated at below $1,400 for H2FY 2017

– Lanjigarh: Alumina CoP estimated at $250/t for H2 FY2017

– Power cost: Higher domestic coal availability provides flexibility on sourcing coal

Working with the State Government on allocation of bauxite and commencement of laterite mining

Aluminium Costs and Margins

(in $/t, for Q2 FY2017)

Q1’17 1,572 127 53 1,752 (540) (622) (313) (70) $207/t (213) (427) (433)

1,620 82 72 1,774

(593)

(560)

(309)

247

(65)

(359) (337)

([VALUE])

LME

Ingot Premium

Value Addition

Total Realisation

Alumina Cost

Power Cost

Other Hot

Metal Costs

Conversion Costs

and others

EBITDA

Dep

Int

PBT

Roadmap to 2.3mtpa Aluminium Capacity

2,320

BALCO 245kt (Operating)

J’guda 500kt (Operating)

J’guda 1.25mt

BALCO 325kt

Total Aluminium Capacity

Operating capacity

Capacity to ramp up in FY2017

Capacity ramp up being evaluated

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 24

Power vedanta

Results

TSPL: Plant availability of 77% in Q2

– Unit-III capitalized on 1st September

BALCO 600MW IPP: 54% PLF in Q2, impacted by weak power market

Outlook

TSPL: Targeting availability of 80% in H2

Jharsuguda 2400MW:

– 1,800 MW moved to Aluminium segment from 1 April: surplus power will continue to be sold externally until fully utilized by Jharsuguda-II smelter

– 600 MW unit continues to be in Power segment, PLF of 50% in Q2 (74% in Q1), lower due to evacuation constraints

MALCO PLF remained low for the quarter due to lower demand

Coal outlook

FY2017 coal requirement of 36mt for 9,000 MW power portfolio

Higher production by Coal India has reduced reliance on imports

Auctions of coal linkages in Q2

– Secured coal linkages of 6mtpa for captive power plants through auctions

Coal India offering forward auctions and special auctions for CPP’s and IPP’s and spot auctions for all consumers

Power Generation Capacity – c. 9GW

IPP: 3.6GW

600MW Jharsuguda (of 2400MW plant)

1,980MW TSPL

2*300MW BALCO (of 1200MW plant)

274MW HZL Wind Power

100MW MALCO

41%

59%

CPP:5.1GW

1,215MW Jharsuguda

3*600MW Jharsuguda (of 2400MW plant)

540MW BALCO

270MW BALCO

2*300MW BALCO (of 1200 MW plant)

90MW Lanjigarh

474MW HZL

160MW Tuticorin

Increased availability of domestic coal has enabled lower coal costs

Domestic coal Imported coal

120 8% 15% 10% 5% 6% 5%

110

100

90

80

Q1’16 Q2’16 Q3’16 Q4’16 Q1’17 Q2’17

VED: Wtd avg coal cost1 Global thermal coal price1

Note: Above data is for CPP’s and IPP’s at Jharsuguda and BALCO

1. Indexed to 100

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 25

Iron Ore and Copper India

Iron ore

- Sales of 0.8mt in Q2; mining and shipping at Goa resumed post monsoon at end of Q2
- Goa operations achieved over 40% of annual allocated mining capacity in Q1
- Karnataka sales of 0.5mt in Q2
- Engaging with the respective state Government for higher volumes
- Maintained low cost of operations
- Pig iron: Strong production of 192kt, 27% higher y-o-y
  - Margins lower due to market prices

Outlook

- Goa and Karnataka production expected at 5.5mt and 2.3mt respectively in FY2017, further mining allocation being pursued

Copper India

- Stable production in Q2: Production impacted by outage for 10 days due to boiler leakage at smelter
- Acid prices lower
- FY2017 expected production at 400kt
- Tuticorin Power Plant:
  - PLF remained low due to weak offtake
  - Compensated at the rate of 20% of the realization for off-take below 85% of contracted quantity

Goa iron ore costs and margin (H1 FY2017, US$/t)


57
12
6
2
37
6
7
7
17
Fe 62% CFR
Grade & VIU
Freight
GPF
NSR c.57% Fe
Mining & Processing
Logistics
Royalty & Others
EBITDA



Tuticorin smelter

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 26

Strategic Priorities Remain Unchanged vedanta

Production Growth and Asset optimisation

– Disciplined approach towards ramp up

Delever the Balance Sheet

– Reduce gross debt

– Continued optimisation of opex and capex

– Continued discipline around working capital

Simplification of the Group structure

– Complete Vedanta Limited- Cairn India merger

Protect and preserve our License to Operate

– Achieve zero harm

– Obtain local consent prior to accessing resources

Identify next generation of Resources

– Disciplined approach to exploration

– Continue to enhance exploration capabilities

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 27

vedanta

Appendix

Vedanta Ltd. – Cairn India merger: Transaction timetable

vedanta

Key Event

Expected date

BSE, NSE and SEBI approvals sought

Completed

BSE, NSE and SEBI approvals

Completed

Application to High Court in India

Completed

Vedanta plc posting of UK Circular

Completed

Vedanta plc EGM

Completed

Vedanta Limited shareholder meeting

Completed

Cairn India Limited shareholder meeting

Completed

Reserve Bank of India approval

Q4 CY 2016

High Court approval

Q1 CY 2017

MoPNG approval

Q1 CY 2017

Transaction completion

Q1 CY 2017

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION

29

EBITDA Bridge

vedanta

Q2 FY2017 vs. Q2 FY2016

(In Rs. Crore)

Zinc and Lead 535

Discount to Brent 95

Aluminium 43

Brent (161)

Metal Premium (11)

Others (55)

Zinc India (534)

Oil & Gas (36)

Lisheen (52)

Iron ore 75

Power 192

Others 114

4,281

446

153

51

48

100

4,879

241

132

10

140

4,640

Market & Regulatory Rs. 598 crore

Operational Rs. (99) crore

Q2 FY 16

LME, Brent and Premiums

Input Commodity Deflation

Currency

Regulatory

Profit Petroleum

Adjusted EBITDA

Volume

Cost & Marketing Initiatives

Cost base & technology

Others1

Q2 FY 17

Notes: 1. Q2 FY 2016 had reversal of DMF provision of Rs. 140 crore.

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION

30

Entity Wise Cash and Debt

(in Rs. Crore)

Company	30 September 2016			30 June 2016			30 September 2015		
	Debt	Cash & LI	Net Debt	Debt	Cash & LI	Net Debt	Debt	Cash & LI	Net Debt
Vedanta Limited Standalone	41,285	2,114	39,171	35729	1,216	34,513	29,101	2205	26,896
Zinc India	1928	27,186	(25,258)	3,911	26,839	(22,928)	0	34,881	(34,881)
Zinc International	0	909	(909)	0	600	(600)	0	1043	(1,043)
Cairn India	0	24339	(24,339)	0	23,565	(23,565)		20,013	(20,013)
BALCO	5,521	22	5,499	4,897	12	4,885	5,048	77	4,971
Talwandi Sabo	7,643	56	7,587	7,419	23	7,396	6,783	195	6,588
Twin Star Mauritius Holdings Limited [1] and Others[2]	10,417	207	10,210	14,563	44	14,519	27,401	302	27,099
Vedanta Limited Consolidated	**66,794**	**54,833**	**11,961**	**66,519**	**52,299**	**14,220**	**68,333**	**58,716**	**9,617**

Notes: Debt numbers at Book Value and excludes inter-company eliminations.

Gross Debt excludes operational buyer's credit (Rs. 10,276 Crore at 30 Sept 2016, Rs.10,434 Crore at 30 Jun 2016, Rs 10,886 Crore at 30 Sep 2015), now classified as Trade Payables under Ind AS (inline with IFRS).

1. *As on 30 September 2016, debt at TSMHL comprised Rs.7,166 crore of bank debt and Rs. 2,593 crore of debt from Vedanta Resources Plc*
2. *Others includes MALCO Energy, CMT, VGCB, Sesa Resources, Fujairah Gold, and Vedanta Limited's investment companies.*

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION

31

Debt Breakdown & Funding Sources

Diversified Funding Sources for Term Debt of $ 8.8bn

(as of 30 Sep 2016)

Money market Instruments – INR 22%

Term Loans-USD 15%

Short Term Loans - USD 3%

Bonds-INR 20%

Term Loans-INR 40%

External term debt of $ 5.8 bn at Standalone and $3 bn at Subsidiaries

INR debt: 78%, USD debt: 22%

Note: USD–INR: Rs. 66.66 at 30 September, 2016

Debt Breakdown

(as of 30 Sep 2016)

Debt breakdown

(in $bn)

External term debt

8.8

Working capital1

0.5

Short term borrowing at HZL

0.3

Inter company loan from Vedanta Plc

0.4

Total consolidated debt

10.0

Cash and Liquid Investments

8.2

Net Debt

1.8

1. Excluding operational buyer’s credit

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION

32

Segment Summary – Oil & Gas

vedanta

Q2 Q1 H1

OIL AND GAS (boepd) FY 2017 FY2016 % change YoY FY 2017 FY 2017 FY2016 % change YoY

Average Daily Total Gross Operated Production (boepd)1 206,230 214,247 -4% 206,455 206,342 216,081 -5%

Average Daily Gross Operated Production (boepd) 196,399 205,361 -4% 196,861 196,629 207,538 -5%

Rajasthan 167,699 168,126 0% 166,943 167,323 170,164 -2%

Ravva 18,823 26,064 -28% 19,637 19,228 27,303 -30%

Cambay 9,877 11,172 -12% 10,281 10,078 10,071 0%

Average Daily Working Interest Production (boepd) 125,575 128,021 -2% 125,391 125,484 129,286 -3%

Rajasthan 117,390 117,688 0% 116,860 117,126 119,115 -2%

Ravva 4,235 5,864 -28% 4,418 4,326 6,143 -30%

Cambay 3,951 4,469 -12% 4,113 4,031 4,028 0%

Total Oil and Gas (million boe)

Oil & Gas- Gross 18.07 18.89 -4% 17.91 35.98 37.98 -5%

Oil & Gas-Working Interest 11.55 11.78 -2% 11.41 22.96 23.66 -3%

Financials(In Rs. Crores, except stated)

Revenue 2,039 2,242 -9% 1,885 3,924 4,869 -19%

EBITDA 1,039 973 7% 794 1,833 2326 -21%

Average Oil Price Realization ($ / bbl) 41.8 43.7 -4% 38.0 39.9 49.8 -20%

Brent Price ($/bbl) 46 50 -9% 46 46 56 -18%

Note: 1 Including internal gas consumption

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION

33

Segment Summary – Zinc India

Production (in'000 tonnes, or as stated)	Q2			Q1	H1		
	FY 2017	FY2016	% change YoY	FY 2017	FY 2017	FY2016	% change YoY
Mined metal content	192	240	-20%	127	318	472	-33%
Refined Zinc – Total	150	211	-29%	102	252	398	-37%
Refined Zinc – Integrated	149	211	-30%	101	250	398	-37%
Refined Zinc – Custom	1	-	-	1	2	-	-
Refined Lead - Total [1]	31	40	-24%	25	55	71	-22%
Refined Lead – Integrated	31	39	-22%	25	55	67	-17%
Refined Lead – Custom	-	1	-	-	-	4	-
Refined Saleable Silver - Total (in tonnes) [2]	107	112	-4%	89	196	187	5%
Refined Saleable Silver - Integrated (in tonnes)	107	110	-3%	89	196	184	6%
Refined Saleable Silver - Custom (in tonnes)	-	1		-	-	3	-
Financials *(In Rs. crore, except as stated)*							
Revenue	3,400	3,845	-12%	2,442	5,842	7,390	-21%
EBITDA	1,979	2,139	-7%	1,074	3,054	3,768	-19%
Zinc CoP without Royalty (Rs./MT)	54,200	50,300	8%	61,400	57,000	50,500	13%
Zinc CoP without Royalty ($/MT)	809	771	5%	918	852	786	8%
Zinc CoP with Royalty ($/MT)	1,106	1,013	9%	1,168	1,131	1,050	8%
Zinc LME Price ($/MT)	2,255	1,847	22%	1,918	2,089	2,013	4%
Lead LME Price ($/MT)	1,873	1,714	9%	1,719	1,797	1,824	-2%
Silver LBMA Price ($/oz)	19.6	14.9	32%	16.9	18.2	15.6	17%

1. *Excludes Captive consumption of 837 tonnes in Q2 FY 2017 vs 1,514 tonnes in Q2 FY 2016 and 1921 tonnes in H1 FY 17 vs 3,698 tonnes in H1 FY 2016*
2. *Excludes Captive consumption of 4.3 Mt in Q2 FY 2017 vs 7.8 Mt in Q2 FY 2016 and 9.8 Mt in H1 FY 17 vs 19.1 Mt in H1 FY 16*
3. *The COP numbers are after adjusting for deferred mining expenses under Ind AS . Without this adjustment, Zinc COP per MT would have been Rs 62,035 ($926/t) without royalty in Q2 FY 2017 and Rs 67,281 ($1013) in H1 FY 2017*

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 34

Segment Summary - Zinc International

vedanta

Q2 Q1 H1

Production (in’000 tonnes, or as stated) FY 2017 FY2016 % change YoY FY 2017 FY 2017 FY2016 % change YoY

Refined Zinc - Skorpion 23 17 37% 24 47 42 10%

Mined metal content- BMM 16 16 2% 19 35 31 14%

Mined metal content- Lisheen - 31 - - - 60 -%

Total 39 63 -38% 43 82 133 -38%

Financials (In Rs. Crore, except as stated)

Revenue 685 680 1% 453 1,138 1,570 -28%

EBITDA 339 149 127% 249 588 406 45%

CoP - ($/MT) 1,446 1,477 -2% 1,226 1,331 1,439 -7%

Zinc LME Price ($/MT) 2,255 1,847 22% 1,918 2,089 2,013 4%

Lead LME Price ($/MT) 1,873 1,714 9% 1,719 1,797 1,824 -2%

VEDANTA LIMITED - Q2 FY2017 RESULTS PRESENTATION 35

Segment Summary – Aluminium

Production *(in'000 tonnes, or as stated)*	Q2			Q1	H1		
	FY 2017	FY2016	% change YoY	FY 2017	FY 2017	FY2016	% change YoY
Alumina – Lanjigarh	292	272	8%	275	567	541	5%
Aluminium- Total Production	296	233	27%	244	541	464	17%
Jharsuguda –I	132	130	1%	129	261	262	0%
Jharsuguda –II[1]	48	19	160%	28	77	38	101%
245 Kt Korba- I	63	65	-3%	63	126	127	-1%
325 Kt Korba-II[2]	52	19	184%	24	77	37	108%
Jharsuguda 1800 MW (MU) [3]	156	-	-	355	511	-	-
Financials *(in Rs. crore except as stated)*							
Revenue	3,027	2,737	11%	2,758	5,785	5,470	6%
EBITDA – BALCO	103	-14	-	64	167	-181	-
EBITDA – VAL	317	152	-	202	519	330	57%
Alumina COP -Lanjigarh($/MT)	260	323	-20%	292	276	331	-17%
Alumina COP -Lanjigarh (Rs/ MT)	17,400	21,000	-17%	19,600	18,500	21,300	-13%
Aluminium COP ($/MT)	1,462	1,648	-11%	1,476	1,473	1,668	-12%
Aluminium COP (Rs/MT)	97,800	107,100	-9%	98,800	98,600	107,200	-8%
Aluminium COP Jharsuguda($/MT)	1,412	1,599	-12%	1,459	1,435	1,598	-10%
Aluminium COP Jharsuguda (Rs/MT)	94,600	103,900	-9%	97,700	96,100	102,700	-6%
Aluminium COP Balco ($/MT)	1,545	1,725	-10%	1,504	1,541	1,780	-13%
Aluminium COP Balco (Rs/MT)	103,500	112,000	-8%	100,700	103,200	114,300	-10%
Aluminium LME Price ($/MT)	1,620	1,591	2%	1,572	1,596	1,675	-5%

1. *Including trial run production of 19Kt in Q2 FY 2017 vs 19Kt in Q2 FY 2016 and 29 Kt in H1 FY 2017 vs 38 Kt in H1 FY 2016*
2. *Including trial run production of 22 Kt in Q2 FY2017 and 28 Kt in H1 FY 2017*
3. *Jharsuguda 1,800 MW and BALCO 270 MW have been moved from Power to the Aluminium segment from 1st April,2016 and prior year sales and EBITDA numbers continued to be reported in Power Segment.*

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 36

Segment Summary - Power

vedanta

Q2 Q1 H1

Particulars (in million units) FY 2017 FY2016 % change YoY FY 2017 FY 2017 FY2016 % change YoY

Total Power Sales 3,030 2,718 11% 3,010 6,039 5,789 4%

Jharsuguda 600 MW(FY 2016 nos are 2400 MW)1 605 1,554 -61% 892 1,497 3,820 -61%

Balco 270MW2 - 28 - - - 128 -

Balco 600 MW 549 158 607 1,156 158 -

HZL Wind Power 172 158 9% 148 320 286 12%

Malco 25 127 -80% 90 115 320 -64%

TSPL 1,679 693 - 1,272 2,951 1,077 -

Financials (in Rs. crore except as stated)

Revenue 1,385 1,113 24% 1,182 2,567 2,200 17%

EBITDA 380 296 28% 343 723 573 26%

Average Cost of Generation(Rs./unit)* 2.09 2.23 -6% 2.02 2.03 2.21 -8%

Net Average Realization (Rs./unit) 3.09 3.24 -5% 2.79 2.92 3.12 -6%

SEL Cost of Generation (Rs./unit) 2.23 2.29 -3% 1.92 2.01 2.17 -7%

SEL Net Realization (Rs./unit) 2.45 2.94 -17% 2.29 2.36 2.83 -17%

*Average excludes TSPL

1. Jharsuguda 1,800MW has been moved from Power to the Aluminium segment from 1st April, 2016 and prior year sales and EBITDA numbers continued to be reported in Power segment

2. BALCO 270 MW has been moved from Power to the Aluminium segment from 1st April, 2016 and prior year sales and EBITDA numbers continued to be reported in Power segment

VEDANTA LIMITED - Q2 FY2017 RESULTS PRESENTATION 37

Segment Summary - Copper India

vedanta

Q2 Q1 H1

Production (in’000 tonnes, or as stated) FY 2017 FY2016 % change YoY FY 2017 FY 2017 FY2016 % change YoY

Copper - Mined metal content - - - - -

Copper - Cathodes 97 94 3% 100 198 193 3%

Tuticorin power sales (million units) 30 118 -75% 60 90 293 -69%

Financials (In Rs. crore, except as stated)

Revenue 4,686 5,326 -12% 4,654 9,340 10,897 -14%

EBITDA 370 554 -33% 441 811 1,077 -25%

Net CoP - cathode (US¢/lb) 5.3 2.2 - 5.9 5.6 2.4 -

Tc/Rc (US¢/lb) 20.5 25.2 -18% 22.9 21.7 24.1 -10%

Copper LME Price ($/MT) 4,772 5,259 -9% 4,729 4,751 5,639 -16%

VEDANTA LIMITED - Q2 FY2017 RESULTS PRESENTATION 38

Segment Summary – Iron Ore

vedanta

Q2 Q1 H1

Particulars (in million dry metric tonnes, or as stated) FY 2017 FY2016 % change YoY FY 2017 FY 2017 FY2016 % change YoY

Sales 0.8 0.6 25% 2.6 3.4 1.2 —

Goa 0.3 —   2.1 2.4 —

Karnataka 0.5 0.6 -27% 0.5 1.0 1.2 -14%

Production of Saleable Ore 1.5 0.8 78% 3.2 4.7 1.0 —

Goa 0.5 —   2.4 2.9 —

Karnataka 0.9 0.8 22% 0.8 1.7 1.0 79%

Production (‘000 tonnes)

Pig Iron 192 150 27% 181 372 320 16%

Financials (In Rs. crore, except as stated)

Revenue 490 405 21% 970 1,460 885 65%

EBITDA 105 7 —   373 479 73 —

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 39

Sales Summary

vedanta

Sales volume Q2 FY2017 H1 FY2017 Q2 FY2016 H1 FY2016 Q1 FY2017

Zinc-India Sales

Refined Zinc (kt) 148 268 217 398 120

Refined Lead (kt) 32 55 40 70 23

Zinc Concentrate (DMT) —   —   —   —   —

Lead Concentrate (DMT) —   —   —   —   —

Total Zinc (Refined+Conc) kt 148 268 217 398 120

Total Lead (Refined+Conc) kt 32 55 40 70 23

Total Zinc-Lead (kt) 179 323 257 467 143

Silver (moz) 3.5 6.3 3.6 6.1 2.8

Zinc-International Sales

Zinc Refined (kt) 27 45 20 48 18

Zinc Concentrate (MIC) 7 13 36 70 6

Total Zinc (Refined+Conc) 33 58 56 118 24

Lead Concentrate (MIC) 11 21 11 23 10

Total Zinc-Lead (kt) 44 78 68 141 34

Aluminium Sales

Sales - Wire rods (kt) 74 160 95 165 86

Sales - Rolled products (kt) 4 4 10 19 0

Sales - Busbar and Billets (kt) 34 61 26 47 27

Total Value added products (kt) 112 225 131 231 113

Sales - Ingots (kt) 173 291 103 229 119

Total Aluminium Sales (kt) 284 516 234 460 232

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 40

Sales Summary

vedanta

Sales volume	Q2 FY2017	H1 FY2017	Q2 FY2016	H1 FY2016	Q1 FY2017
Iron-Ore Sales					
Goa (mn DMT)	0.3	2.4	-	-	2.1
Karnataka (mn DMT)[1]	0.5	1.0	0.6	1.2	0.5
Total (mn DMT)	0.8	3.4	0.6	1.2	2.6
Pig Iron (kt)	201	370	138	304	169
Copper-India Sales					
Copper Cathodes (kt)	43	86	40	86	43
Copper Rods (kt)	53	108	53	102	55
Sulphuric Acid (kt)	103	270	121	229	168
Phosphoric Acid (kt)	53	95	53	97	43

Sales volume	Q2 FY2017	H1 FY2017	Q2 FY2016	H1 FY2016	Q1 FY2017
Power Sales (mu)					
Jharsuguda 2,400 MW	605	1,497	1,554	3,820	892
TSPL	1,679	2,951	693	1,077	1,272
BALCO 270 MW	-	-	28	128	-
BALCO 600 MW	549	1,156	158	158	607
MALCO	25	115	127	320	90
HZL Wind power	172	320	158	286	148
Total sales	**3,030**	**6,039**	**2,718**	**5,789**	**3,010**
Power Realisations (INR/kWh)					
Jharsuguda 2,400 MW	2.45	2.36	2.94	2.83	2.29
TSPL	5.21	5.21	5.25	5.45	5.22
BALCO 270 MW	-	-	3.09	3.25	-
BALCO 600 MW	3.14	2.99	3.33	3.33	2.86
MALCO	7.89	5.50	5.89	5.71	4.83
HZL Wind power	4.44	4.38	4.00	4.01	4.31
Average Realisations[1]	3.09	2.92	3.24	3.12	2.79
Power Costs (INR/kWh)					
Jharsuguda 2,400 MW	2.23	2.01	2.29	2.17	1.92
TSPL	3.72	3.70	3.77	4.03	3.69
BALCO 270 MW	-	-	3.92	3.84	-
BALCO 600 MW	2.31	2.30	2.87	2.87	2.29
MALCO	5.35	4.06	4.00	3.91	3.70
HZL Wind power	0.45	0.48	-0.67	-0.20	0.51
Average costs[2]	2.09	2.03	2.23	2.21	2.02

1. TSPL – NSR calculated based on PLF
2. Average excludes TSPL

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION

41

Group Structure

vedanta

Vedanta Resources Plc

79.4%

Konkola Copper Mines (KCM)

62.9%

Vedanta Ltd

Divisions of Vedanta Limited

Sesa Iron Ore

Sterlite Copper (Tuticorin)

Power (600 MW Jharsuguda)

Aluminium

(Odisha aluminium and power assets)

Subsidiaries of Vedanta Ltd

59.9% 64.9% 51% 100% 100% 100% 100% 100%

Cairn India Zinc India (HZL) Bharat Aluminium (BALCO) Western Cluster (Liberia) Skorpion & Lisheen - 100% BMM -74% Talwandi Sabo Power (1,980 MW) MALCO Power (100 MW) Australian Copper Mines

Zinc International

Listed entities Unlisted entities

Notes: Shareholding based on basic shares outstanding as on 30 September 2016

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 42

Results Conference Call Details

vedanta

Results conference call is scheduled at 6:00 PM (IST) on Friday, 28 October 2016. The dial-in numbers for the call are given below:

Event Telephone Number

Earnings conference call on Mumbai main access

28 October 2016 India – 6:00 PM (IST) +91 22 3938 1017

Mumbai standby access

+91 22 6746 8333

Singapore – 8:30 PM (Singapore Time) Toll free number

800 101 2045

Hong Kong – 8:30 PM (Hong Kong Time) Toll free number

800 964 448

Toll free number

UK – 1:30 PM (UK Time) 0 808 101 1573

Toll free number

US – 8:30 AM (Eastern Time) 1 866 746 2133

For online registration http://services.choruscall.in/diamondpass/registration?confirmationNumber =5267915

Mumbai

Replay of Conference Call +91 22 3065 2322

(28 Oct 2016 to 4 Nov 2016) +91 22 6181 3322

Passcode: 63835#

VEDANTA LIMITED – Q2 FY2017 RESULTS PRESENTATION 43